SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2010

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Q3 2010 IMS

News Release

Aviva plc interim management statement for the nine months to 30 September 2010

  2 November 2010

Strong performance

Increased value

Positive outlook
Nine months 2010
Good sales growth	- Worldwide sales of £35.9 billion - up 5% - Long-term savings sales of £28.6 billion - up 6% - General insurance and health net written premiums of £7.3 billion - up 4%
Strong profitability and capital generation
-    Group IRR stable at 12%
-    General insurance COR of 97%
-    On track to generate £1.5 billion operational capital in 2010
-     IFRS net asset value up at 414p (30 June 2010:  394p); 424p on a pro forma basis including £275 million benefit from closure of UK final salary pension scheme

Strategy update: clear way forward to deliver shareholder value
Sharper focus, greater depth and clear financial deliverables
-    Focus on markets where we have strength and scale
-    Deepen positions in chosen markets
-    Deliver at least £1.5 billion of operational capital in 2011
-    Life IRR of at least 12% with payback of 10 years or less
-    General insurance COR of 97% or better in 2011
-    £200 million of cost savings and £200 million of efficiency gains by end 2012

Andrew Moss, group chief executive, commented:

"The third quarter of 2010 saw continued strong profitability and good sales growth from both our life and general insurance businesses.  New business profitability has improved and we're on track to generate a very significant £1.5 billion of capital in 2010.

"As we look to the next phase of our growth, Aviva will sharpen its geographic focus and deepen its position in its key markets through its strengths in both life and general insurance.  Our UK business is an excellent example of how this strategy is delivering value for our shareholders and customers.

"Aviva is well-placed to become a leading insurer in our chosen markets."

Key financial highlights
	YTD 3Q10 £m	YTD 3Q09 £m	Sterling % change
Total life and pensions sales (PVNBP)1	25,554	24,060	6%
Total investment sales2	3,039	3,042	- %
Total long-term savings sales	28,593	27,102	6%
General insurance and health net written premiums	7,336	7,067	4%
World-wide total sales	35,929	34,169	5%

	30 September 2010	30 June 2010	Sterling % change
IFRS net asset value per share	414p	394p	5%
IFRS net asset value per share including benefit from closure of final salary scheme on a pro forma basis	424p	394p	8%
MCEV net asset value per share	487p	461p	6%
MCEV net asset value per share including benefit from closure of final salary scheme on a pro forma basis	497p	461p	8%
IGD solvency surplus	£3.6bn	£3.8bn

Contacts
Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 Jonathan Price +44 (0)20 7662 2111 Jane Gillis +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 7654 Sue Winston +44 (0)20 7662 8221 Andrew Reid +44 (0)20 7662 3131 James Murgatroyd/ Conor McClafferty +44 (0)20 7251 3801	Real-time media conference call 0745 hrs GMT Analyst presentation 0930 hrs GMT Presentation slides available at www.aviva.com from 0930 hrs GMT Live webcast www.aviva.com	Chief executive's review 1 Regional performance 5 Capital management 12 Statistical supplement 14

1 All references to life and pensions sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated. PVNBP is the present value of new regular premiums plus 100% of single premiums.

2. Investment sales are calculated as new single premium plus the annualised value of new regular premiums.

Chief executive's review

Continued momentum delivering profitable growth

Good sales growth - momentum continues

I am pleased to report that Aviva has maintained the momentum created in the first half of the year, with a strong third quarter performance.

We delivered good sales growth in the first nine months of 2010, with total world-wide sales of £35.9 billion, an increase of 5% on the same period last year.  Within this, long-term savings sales rose 6% to £28.6 billion and our general insurance business also performed strongly, with net written premiums increasing by 4% to £7.3 billion.

Writing profitable business remains a priority

We have continued to focus on writing profitable new business.  The group's internal rate of return (IRR) for the nine month period remained steady at 12%, in line with our benchmark and payback periods were maintained, although the group MCEV margin reduced to 2.1%, as a result of lower risk-free rates in the US. The group's general insurance combined operating ratio (COR) improved to 97%, ahead of our 'meet or beat' target of 98%.

Continuing to reduce costs - more to come

Aviva has continued to grow profitable sales at the same time as maintaining strict cost disciplines.

Today we have confirmed that, as our transformation programme continues to deliver benefits, the group will deliver £200 million of cost savings and a further £200 million of efficiency savings by the end of 2012.  We will continue to focus on both cost and capital efficiency, balanced with increasing the volume of profitable sales.

Consultation on the planned closure of Aviva's final salary staff pension scheme completed at the end of September.  Moving staff to a defined contribution scheme from 1 April 2011 will reduce the pension scheme deficit, benefitting Aviva's net asset value by around £275 million, and will reduce future funding costs by £50 million a year.

Operational capital generation is a clear differentiator

Aviva is on target to generate £1.5 billion of operational capital by the end of the year.  Looking ahead to 2011, we expect to deliver at least as much again, as we continue to benefit from our combination of life and general insurance.  We will generate capital through a combination of attracting more customers and ensuring that they want to stay with us, continuing to manage expenses and as a consequence of improved general insurance profitability.

Benefiting from strength in bancassurance

These results show that Aviva is continuing to create value for shareholders by capitalising on its strengths.  For example, sales through banks in Aviva Europe - where we have more than 50 bank relationships - increased by 20% against the same period last year.

Strong balance sheet

Aviva's balance sheet remains strong, with an Insurance Groups' Directive (IGD) surplus of £3.6 billion at 30 September 2010 (HY10:  £3.8 billion), after allowing for the payment of the interim dividend, totalling £0.2 billion (net of scrip).

We continue to have hedges in place to provide protection against adverse movements in equities and the Euro, and the £1.1 billion of default provisions in our UK annuity book remain untouched.

Aviva's net asset value on an IFRS basis increased to 424p (HY10:  394p), on a pro forma basis.  This includes a 10 pence benefit for the closure of the final salary pension scheme, but does not include the impact of the interim dividend.

First ever international brand campaign

In October, we launched the group's first ever international brand campaign, called 'You are the Big Picture', which features Aviva's most important people - our customers and our employees.  The new campaign reflects the changes we are making to transform our business for the benefit of our customers.

Positive outlook

We are on track to deliver strong profitable growth and outstanding capital generation for the full year 2010.

Looking further ahead, today we are setting out how we will sharpen our focus on our key markets and capitalise on the benefits of running life insurance, general insurance and asset management under one strong global brand.

Strategy update:

Delivering value in the new business environment

Significant transformation since 2007

Since 2007, we have fundamentally transformed Aviva through decisive management actions, despite the financial crisis.

Through our 'One Aviva, twice the value' strategy, we have simplified and streamlined the group, moving from a federation of independent businesses trading in 28 different countries and across 40 different brands to a successful global business operating under a single, strong global brand.

The transformation of our UK businesses and our Quantum Leap programme in Europe are good examples of how we are bringing our businesses closer together to serve customers better, and improve productivity and efficiency.

We have taken some tough decisions to put the business on a firmer footing:

▪	Reshaped the portfolio to reallocate capital to higher return markets - such as the IPO of Delta Lloyd and the sale of our sub-scale Australian life business
▪	Delivered £500 million cost savings a year ahead of target
▪	Reduced our headcount by 19% (including the impact of disposals and outsourcing)
▪	Strengthened the balance sheet, selling £3.4 billion of equities in 2007 and improving the IGD surplus from £2 billion (at 31 December 2008) to £3.6 billion (at 30 September 2010)
▪
Completed the reattribution of the inherited estate which delivered £471 million to policyholders, provided access to around £650 million of additional capital over five years and boosts earnings by at least £120 million a year for at least the same period

▪
Closure of the final salary section of the UK staff pension scheme to future accruals, thereby reducing the pension scheme deficit, benefitting Aviva's net asset value by around £275 million, and reducing future funding costs by £50 million a year.

Looking ahead in the new environment

In the new economic environment, we are now looking ahead to the next phase of Aviva's growth - there are new challenges and exciting opportunities.

There is no doubt that the world has changed significantly since 2007.  This is particularly true for Aviva's customers, who are responding to the uncertain economic climate and lower disposable incomes by paying down debt and investing in long-term savings, to ensure a more secure financial future for themselves and their families.

For insurance companies, such as Aviva, the capital constraints of today demand investment discipline, greater strategic focus and strong balance sheets.  Instead of searching for high returns, equity investors are increasingly seeking to carefully manage risk and are favouring income.

In addition, 'light touch' regulation has given way to greater regulatory scrutiny and the advent of Solvency II.

We expect global economic recovery to be fragmented, with different economies recovering at different rates, and we therefore remain alert to the macro-economic environment.  However, we expect that Aviva will benefit from the strengthening of the general insurance market from the current low point in the cycle.

Against the backdrop of these changes to the economic, business and regulatory environments, we stepped back in the first half of 2010 and assessed our strategic direction with input from external advisers.

More focus and depth

The conclusions were clear.  We are in good shape and have a strong foundation on which to build, but there is more we can do to maximise value for shareholders.  There were three principal conclusions:

Increasing geographic focus:  We will focus on our key markets where we have strength and scale.  In determining our focus we will judge markets on their potential to generate both $100 million of IFRS operating profits and a 12% return on capital employed, or $1 billion of franchise value.

Benefitting from the combination of life and general insurance:  Our strengths in both life and general insurance will enable us to deepen our positions in the markets on which we choose to focus.  We will extend our general insurance capabilities in Europe and grow our market-leading positions in the UK, Canada and Ireland.

Building on our core capabilities:  To be the best in both life and general insurance, we will focus on our four core capabilities of marketing and distribution, financial discipline, technical excellence and operational effectiveness. At the same time, we recognise how important it is for Aviva to explain how we will deliver value - we are confident that we have a clear way forward.

What will investors see from Aviva?

In summary, shareholders can expect the following:

▪ Increasing geographic focus - capitalising on our leading market positions in the UK and Europe, the world's largest life and pensions market

▪ Deepening our positions in our key European markets, to maximise the benefits of having life and general insurance under one roof

▪ Focusing on marketing and distribution expertise, technical excellence, operational effectiveness and financial discipline

▪ Benefitting from a powerful brand and growing customer franchise

▪ Delivering strong cash and capital generation

▪ Allocating capital rigorously, driving profitable growth and a strong dividend.

Specifically, Aviva expects to deliver:

▪ At least £1.5 billion operational capital generation in 2011

▪ Life IRR of at least 12% with payback of 10 years or less

▪ 2011 general insurance COR of 97% or better

▪ £200 million of cost savings and £200 million of efficiency gains by the end of 2012.

Increasing geographic focus

Build-on our scale positions; focusing on UK and Europe

The UK and Europe represents the largest life and pensions market in the world, offering the greatest absolute growth over the next five years.

In September Aviva Europe published a detailed report analysing the extent of the pensions gap across Europe.  This confirmed that savers in the EU will have to find an additional €1.9 trillion in savings every year to close the pensions gap (including Turkey and Russia increases the gap to €2.4 trillion).  While closing this gap represents a significant challenge, it is clear that it also presents a significant opportunity for European insurance companies, such as Aviva.

We will focus on eight key markets in Europe, namely: UK, France, Spain, Italy, Poland, Turkey, Ireland, and Russia.  We intend to take full advantage of the demographic opportunity in these markets by leveraging our scale, market leading positions and local expertise.

We are successfully improving the profitability of our North American region, which will be a net capital contributor to the group. In the US we will continue to focus on growing profits, build on our core annuity business and diversify the business mix by organically growing our life business to achieve a top 10 position. We will execute this strategy with no acquisitions.

In Asia Pacific, we will continue to pursue franchise growth through organic investment, focusing on our key markets, such as China and India, and exiting low return markets, such as Taiwan.  Over the next few years, we will consider how best to maximise the franchise value.

At Aviva Investors, we will continue to focus on growth in third party assets under management.

Benefitting from the combination of life and general insurance

Capitalise on the benefits of running life and general insurance together

Our life and general insurance businesses are excellent businesses in their own right, with strong market positions, good growth prospects, and attractive returns.  In addition to their inherent strengths, there are significant advantages of running both of these businesses under a global brand.

By virtue of the diversification of our risks across the group, under the current Individual Capital Assessment regime, we can hold 30-40% less capital to write new general insurance business than the life and general insurance businesses would be required to hold on a stand alone basis.  We anticipate that this benefit will be reinforced under Solvency II.  Equally, the diversity of our business drives more resilient cashflows and earnings than monoline insurers through the cycle.

There are clear synergies to having life and general insurance under one roof, including the operational benefits of shared back-office functions, IT and finance resource, and the opportunity to transfer skills and knowledge across the group.

Our expertise in both general and life insurance not only provides cross-sell opportunities, with our single, trusted brand which is able to meet our customers' complete protection needs, but it also makes Aviva an attractive business partner.  For example, our general insurance partnership with Santander in the UK was renewed in September and has been extended to include life insurance protection products from 2011.

Building on our core capabilities

Focus on what we do best

We will succeed by building on our core capabilities:  marketing and distribution expertise, technical excellence, operational effectiveness and financial discipline.

We already perform well in these areas, but by focusing our efforts and resources, we aim to excel at each of them.

Marketing and distribution expertise:  We will continue to focus on providing outstanding customer service and experience, to grow our customer base.  We will capitalise on our multi-channel and bancassurance distribution strengths, and build on our scale, brand and expertise to deliver a broad range of high quality customer propositions which build long term customer advocacy and trust, leading to superior customer retention and product holdings.

Technical excellence:  We have already taken significant steps to further enhance our product development, and our pricing and underwriting capabilities.  For example, in the UK we have used postcode information to price annuities and in our largest general insurance markets (i.e. UK and Canada) we have some of the most sophisticated general insurance pricing models.  We are also further improving our claims management expertise, for example in Ireland we have pilot schemes in place which have helped us to improve fraudulent-loss recovery by 7%.

Operational effectiveness:  We will continue our drive to create a simplified, more modern way of doing business, which will both improve our efficiency and reflect customers' changing preferences.  We will continue to look for opportunities to eliminate legacy systems, streamline our processes and capitalise on opportunities to optimise our performance, as we have already done with an internet-based human resources database in Europe, our global intranet and the introduction of common IT platforms.  We will remain focused on costs, having achieved a strong track record in delivering significant cost savings to date.

Financial discipline:  Rigorous capital allocation will remain the cornerstone of all our investment decisions, making the best use of our strong capital generation and ensuring we are reinvesting in markets offering the optimal potential return.  We will ensure that we balance sales growth with maintaining our profitability on new business.

Clear way forward to deliver value to shareholders

We have a clear way forward.  There is real momentum and energy across the group, and I am confident we are in a strong position to push forward in the next phase of our growth.  We are in good shape because of the actions we have taken in recent years and, with customers at the heart of our business, we have got an extremely powerful customer franchise and a strong position from which to grow.

Andrew Moss

Group chief executive

Regional performance

United Kingdom
-      Total sales of £12,280 million - up 16% (3Q09:  £10,614 million)
-      Long-term savings sales of £8,868 million - up 22% (3Q09:  £7,295 million)
-      Life and pension sales of £7,631 million - up 15% (3Q09:  £6,664 million)
-      IRR 15% (HY10: 15%)
-      COR of 96% (HY10:  98%)
-      General and health insurance net written premium of £3,412 million - up 3% (3Q09:  £3,319 million)

Increased sales, profitability, efficiency and service

The UK business has delivered another strong performance in the third quarter. The action we have taken to reshape our business is delivering increased sales, profitability, efficiency and service across our UK operations.

At a headline level long-term savings sales were up 22% to £8,868 million (3Q09: £7,295 million) over the same nine month period last year.  Life and pension sales increased by 15% to £7,631 million (3Q09: £6,664 million) with our IRR holding strong at 15%.  Investment sales almost doubled to £1,237 million (3Q09: £631 million).

In general insurance, sales were up for the third consecutive quarter and 12% above the 2009 third quarter level, with nine month UK general insurance net written premiums of £2,992 million.  The COR of 96% has improved from the half year level of 98%, reflecting the profitability of the business we are writing and some seasonality. We believe the outlook for both sales and profitability is positive.

Growing our customer franchise

We continue to make excellent progress in growing our customer franchise as we deepen our distribution partnerships, and invest in our brand and customer service.  We also renewed our home insurance partnership with Santander and continue our planning for the launch of life protection products in 2011.

In the third quarter we saw the highest levels of brand awareness since the rebrand and ongoing high levels of consideration. Webelieve that the strength of our brand and focus on service to our 19 million customers is playing an important role in the growth of our life and general insurance businesses.

New pension arrangements will bring greater equality and reduce funding volatility

We have reached agreement with the pension scheme trustees to close the final salary sections of the Aviva and RAC pension schemes to future accrual with effect from 1 April 2011.  This will bring greater equality to our UK staff pension arrangements and reduce the funding volatility.   The closure of the scheme brings financial benefits to Aviva by reducing the pension fund deficit, benefitting Aviva's net asset value by around £275 million, and reducing future funding costs by £50 million a year.

A growing business with a unique opportunity

We will continue to extract value from the scale and breadth of our UK operations as we grow.  At an analyst presentation today we will be sharing further detail on the strength and significant potential of our UK franchise, which we believe will deliver sustained and profitable growth.  Specifically:

-
Driving value across our UK businesses:  Our unique position in the UK market brings us significant strategic advantage from capital diversification, distribution strength and the opportunity to benefit from our scale, shared customer base and brand. We expect to deepen existing distribution relationships and win new partners given the breadth of products we offer. With one in three UK households already owning an Aviva product, we also see potential to increase the number of policies each customer holds. We expect to deliver at least £800 million of operational capital a year and, through our continued focus on cost and efficiency, we expect a further £200 million of benefit to the profit and loss account by the end of 2012 as we grow our business.

-
UK Life: Strongly positioned to consolidate our leadership position and deliver growing earnings.  We will do this while maintaining tight capital discipline as we drive profit from our in-force book and value from new business.  We are well-positioned for success following implementation of the Retail Distribution Review in 2013, with a product and distribution breadth which brings us structural competitive advantage.

-
UK General Insurance:  Significant opportunity for future earnings growth in personal and commercial lines through improved pricing and retention and new marketing initiatives.  In the commercial market we will exploit our leadership position in insurance for SMEs and, reflecting the controlled expansion of our risk appetite, build capability in the corporate risks and specialty lines sector.

Outlook

Customers continue to turn to brands they can trust as the wider economic environment remains uncertain. We will retain our focus on maximising our profitability as we grow our life business in 2011.

We will also continue to grow general insurance sales profitably into 2011.  In line with the group COR commitment we expect to deliver a 2011 general insurance COR of 97% or better.

UK Life:  strong and profitable sales

The UK Life business has continued to perform well with strong and profitable sales, reduced capital strain1 at 2.7% (3Q09: 3.2%) and a robust IRR, maintained at the half year level of 15% (FY09: 14%) with a payback of 7 years (FY09: 8 years).

Annuity sales were 83% higher at £2,291 million (3Q09: £1,249 million).   We have written more individual annuity business, at £1,746 million (3Q09: £1,102 million), than in the whole of 2009 while improving customer service and holding servicing costs flat.  Bulk purchase annuity sales were significantly higher at £545 million (3Q09: £147 million) meeting our pricing disciplines while continuing to manage our capital carefully in this highly competitive market.  Equity release sales grew 40% to £298 million (3Q09: £213 million).

Protection sales were up 4% at £737 million (3Q09: £707 million).  Core protection2 sales increased by 20% to £509 million (3Q09: £425 million), reflecting the continued popularity of our Simplified Life product, for which weekly applications now exceed 3500, more than double 2009 levels.  With only 41%3 of the UK population having life insurance, Aviva is committed to educating people on the need for, and relatively low cost of, protecting themselves and their families.  The extension of our relationship with Santander will also accelerate our growth in this profitable market.

Pension sales were higher at £3,028 million (3Q09: £2,893 million).  As we seek to make pensions and retirement planning more accessible, we are launching a Worksite service for our group pension scheme customers to encourage new employees to join the scheme and demonstrate the benefits of increased contributions to existing scheme members.  Our current advertising campaign also highlights the need to start, or contribute more to, a pension, and we have launched our 'Time to Act' iPhone app to encourage customers to take greater control of planning for their retirement.

Bond sales were lower at £1,277 million (3Q09: £1,602 million).  We remain a leading player in this market with a strong proposition while maintaining a strict focus on maximising returns.

UK General Insurance:  growth continues to accelerate with excellent retention levels

In UK General Insurance we are pleased that the growth reported at the half year has continued to accelerate.  For the discrete third quarter, general insurance net written premiums were up 12% at £1,050 million when compared to the same quarter last year (3Q09: £937 million), while year to date premiums were £2,992 million, slightly ahead of 2009 (3Q09: £2,986 million).  The COR was 96% for the nine month period.

The improving sales position reflects excellent retention levels across personal and commercial lines, effective marketing campaigns and the success of the RAC panel.  Our focus on personal motor has had a particularly good result with 160,000 more customers now holding direct motor insurance with Aviva than at the end of 2009 and record levels of customers renewing their policies direct with us in the third quarter.  We now have more than one million direct motor customers.  In addition, 246,000 customers bought motor insurance through the RAC panel in the first nine months of 2010, compared to 150,000 in the whole of 2009.

1 Initial capital and associated required capital as a percentage of life and pension new business PVNBP

2 Core protection excludes creditor, group life and income protection sales.

3 Mintel.  Life, Insurance and Protection, November 2008.

Europe

Aviva Europe
-      Total sales of £13,059 million - up 10% (3Q09:  £11,829 million)
-      Long-term savings sales of £11,591 million - up 12% (3Q09:  £10,394 million)
-      Life and pension sales of £10,640 million - up 9% (3Q09:  £9,770 million)
-      IRR maintained at 12% (HY10: 12%)
-      COR of 103% (HY10:  102%)
-      General insurance & health net written premiums increased by 2% to £1,468 million (3Q09: £1,435 million)

Consistent profitability in a challenging market

Economic conditions in some Western European markets continue to be difficult, but our performance has been robust.  Life and pensions sales have increased 9% to £10,640 million (3Q09: £9,770 million), a 12% increase on a local currency basis.  We have deliberately moderated the rate of sales growth by rebalancing the sales mix to drive more capital efficient, profitable growth.

The IRR remained stable at 12% (HY10: 12%), with a payback period of 8 years (HY10:  8 years).  This reflects a combination of initiatives, including a reduction in the guaranteed interest rate in Italy and the redesign of unit-linked products in France, Ireland and Poland, which were offset by continued demand for lower-risk savings products and falling yield curves.

Bancassurance performs strongly

Our bancassurance franchise continued to perform strongly with sales increasing 20% to £6,434 million (3Q09: £5,384 million), a 24% increase on a local currency basis.  Approximately 90% of our bancassurance distribution is in Italy, Spain and France.

Sales in Italy have increased 38% to £3,671 million (3Q09: £2,667 million).  Following the actions that we have taken to rebalance the sales mix, including decreasing the guaranteed interest rates on our with-profit propositions, we have been successful in driving a higher overall margin.

In Spain sales have decreased 12% to £1,302 million (3Q09: £1,475 million).  We have enhanced our protection proposition, widening the range of conditions on which we are prepared to offer protection cover and have maintained our position as the second largest protection provider.

In France bancassurance sales have continued to perform strongly, increasing 11% to £986 million (3Q09: £886 million).  This reflects the continuing popularity of the 'Duo' savings product, distributed in conjunction with our partner Crédit du Nord.

Retail sales - action taken to adjust product mix

Retail sales have decreased 4% to £4,206 million (3Q09: £4,386 million), a 2% decrease on a local currency basis.  Approximately 90% of our retail sales take place in France, Poland and Ireland.

Sales in France increased 9% to £2,883 million (3Q09: £2,654 million) reflecting the continuing success of our relationship with AFER and the strength of the Aviva brand.

In Poland sales decreased 40% to £437 million (3Q09: £727 million), as a result of the pension legislation changes announced in 2009.  We have continued to focus on driving sales of more profitable products and, following two tailored marketing campaigns, we have successfully driven product mix towards unit-linked products.

In Ireland sales decreased 9% to £352 million (3Q09: £388 million). This reflects the current condition of the Irish economy, combined with aggressive competitor pricing actions on pensions products.  We are taking actions to rebalance our sales mix, including the launch of a new market-leading income protection product distributed through 600 broker partners, and improving several unit-linked products to make them more competitive and appealing to customers.

General insurance and health

Net written premiums in Aviva Europe increased 2% to £1,468 million (3Q09: £1,435 million), a 6% increase on a local currency basis.

General insurance sales in France decreased 3% to £570 million (3Q09: £585 million), in line with the market on a local currency basis.  The conditions in Ireland continue to be difficult, and focus remains on maintaining our competitiveness while delivering returns to shareholders.

We continued to deliver growth in Italy, and across our developing general insurance markets in Poland and Turkey.

The one percentage point movement in the general insurance COR to 103% (HY10: 102%) reflects the impact of some large claims in Italy and Turkey.

Health sales increased 8% to £217 million (3Q09: £200 million), reflecting growing sales in both France and Ireland, an excellent performance given the competitiveness of the Irish market.

Transformation delivering pan-European solutions

The progress we've made on our transformation programme, 'Quantum Leap', is now enabling us to apply best practice in pricing and underwriting principles through our shared service centres of excellence.

We are rolling out a single human resource management system, enabled by common technology, across the region, and our product, claims and retention centres of excellence are now beginning to deliver pan-European solutions.

This quarter we have also launched our marketing campaign, "Faces", in France and Italy, with activity in other markets to follow in the coming months.

We have now established our pan-European operating model in Ireland, including a holding company, reinsurance company, an asset and liability management company, and life and general insurance regulated entities.

This quarter we launched our 'Pensions Gap' campaign across the region.  This significant project involved collaboration across 27 EU member countries in order to define a pensions gap of €1.9 trillion annually, which demonstrates the size and potential of the European pensions market and the significant opportunity that exists for Aviva.  Using our expertise and experience in this field, we are working in close partnership with governments, local regulators and the European Commission to generate tangible solutions to increase pensions savings, such as our proposal for a European Quality Standard for pensions.

Outlook

We see real opportunity for our business, particularly given the increased need for savings, demand from our customers for greater security and our strong positions in key markets.  Although some Western European economies remain challenged, we will maintain our focus on profitability and efficient use of capital, while meeting consumer demands for lower risk savings and insurance products.

Delta Lloyd
-      Total sales of £3,871 million - down 13% (3Q09:  £4,445 million)
-      Long-term savings sales of £2,945 million - down 16% (3Q09:  £3,519 million)
-      Life and pension sales of £2,462 million - down 13% (3Q09:  £2,835 million)
-      IRR 6% (HY10: 5%)
-      COR of 97% (HY10:  93%)
-      General and health insurance net written premiums of £926 million (3Q09: £926 million)

Life and pensions sales lower but underlying business continues to show growth

Life and pension sales decreased 13% to £2,462 million (3Q09: £2,835 million).  Excluding Germany*, life and pensions sales on a local currency basis were in line with the first three quarters of 2009.

In the Netherlands customers are increasingly buying bank savings products as an alternative to individual unit-linked insurance.  As a consequence, the balance of customers' savings in bank savings products has doubled to £528 million** (3Q09: £217 million).

General insurance and health

Net written premiums at £926 million were in line with the prior year (3Q09: £926 million) and 3% higher on a local currency basis. This includes amounts from accelerating the reporting of brokered business onto an actual basis; excluding these amounts net written premiums were stable year on year.

The COR has moved to 97% (HY10:  93%), which is an improvement on the same period last year and the COR is on target to meet Delta Lloyd's business objective of 98%.

Outlook

The Benelux market is challenging, and Delta Lloyd remains focused on growing its profitability and providing appropriate returns to shareholders.  Central to this are the recently announced efficiency plans, whereby Delta Lloyd will simplify its organisation and improve its products and processes, delivering significant structural cost savings.

* The loss making business in Germany has been closed to new business.
** These sales are not included in our long-term savings figures.

North America
-      Total sales of £5,148 million - up 1% (3Q09:  £5,093 million)
-      Life and pension sales of £3,668 million - down 2% (3Q09:  £3,742 million)
-      IRR 14% (HY10: 14%)
-      COR of 98% (HY10:  96%)
-      General insurance net written premiums of £1,480 million - up 10% (3Q09:  £1,351 million)

Aviva North America again reported strong profits and progress against strategic priorities across the region.

Life and annuity insurance:  solid organic growth in life insurance and moderation of annuity sales

We maintained the profitability of life and annuity new business with an IRR of 14% (HY10: 14%) and a payback period of 4 years (HY10: 4 years and FY09: 14 years), reflecting our focus on driving shareholder value.

At £3,668 million for the first nine months of 2010, total life and annuity sales were broadly in line with the same period last year (3Q09:  £3,742 million).

We continued our organic, self-funded strategic diversification and our life sales grew strongly, up 36% to £782 million (3Q09: £575 million), accounting for 21% of total new business sales (3Q09: 15%).

Annuity sales were 9% lower at £2,886 million compared to the same period last year (3Q09: £3,167 million), as we continue to balance productivity and capital efficiency.

General insurance:  focus on risk selection, profitability and capital management

In the third quarter, the Canadian general insurance industry recorded several significant catastrophe losses.  In July, a hailstorm in Alberta resulted in what is believed to be the largest single storm loss on record, with industry-wide claims expected to exceed £250 million.  Then in September, Hurricane Igor hit the Canadian Atlantic coast, with major impact in Newfoundland.

Despite significant, seasonal weather related losses for the industry, our Canada general insurance business reported solid profitability, as result of our actions to improve operating efficiency, risk selection and underwriting effectiveness, reporting a COR for the nine month period of 98% (HY10:  96%).

While net written premiums were £1,480 million, 10% higher than the same period a year ago (3Q09: £1,351 million), they were 3% lower on a local currency basis, the result of our strong rating actions in a competitive market and the planned loss of poorly- performing business, underscoring our strong commitment to driving shareholder value.

Outlook

While the performance and outlook for the region remain positive, strong cost management is fundamental to achieving our goals.

We are therefore announcing an ambitious cost savings and efficiencies objective of over £60 million for the region, which will form part of the group's targets for cost savings and efficiency gains by the end of 2012.  These will be realised from the benefits of a regional cost sharing model in North America and targeted cost reductions and efficiencies in non-customer facing areas.

While ambitious, with the plans we have in place and our strong management team, we have full confidence in our ability to deliver on our strategic commitment to grow organically the profitability of our North American business.

Asia Pacific
-      Total sales of £1,571 million - up 24% (3Q09:  £1,268 million)
-      Long-term savings sales of £1,521 million - up 23% (3Q09:  £1,232 million *)
-      Life and pension sales of £1,153 million - up 46%  (3Q09:  £788 million*)
-      IRR 10% (HY10: 10%)
        *Excluding Australia

Sales increase significantly as Asian franchise grows

Life and pensions sales increased by 46% to £1,153 million (3Q09: £788 million, not including the Australian life business sold on 1 October 2009).  On a local currency basis, life and pension sales were 39% higher, reflecting the growth and development of Aviva's franchise in Asia, supported by an improving economic environment and recovering investor confidence.

Profitability continues to improve

The benefits of our increasing scale and the actions we took to withdraw or reprice low margin products, coupled with careful portfolio management and capital discipline, have enabled us to increase our new business IRR to 10% (FY09: 6%) and significantly reduce the average payback period to 12 years (FY09: 25 years).

Major markets delivering growth

In China, our joint venture continues to perform strongly, with sales increasing by 28% to £321 million (3Q09: £251 million) benefitting from our effective multi-channel distribution network.

Our joint venture in South Korea recorded sales of £270 million, an increase of 29% compared to the same period last year (3Q09: £209 million).  This performance was driven by robust bancassurance sales through our partner Woori Bank and the successful expansion of our agency force.

In India, our joint venture recorded a 33% increase in sales to £81 million (3Q09: £61 million), largely as a result of improved investor sentiment.  However, we anticipate that recent regulatory changes may well dampen sales of investment linked products sold by life companies in the local market.

Sales in our other South East Asian markets, led by Singapore, were all higher than the prior year producing a total increase of 80% to £481 million (3Q09: £267 million), reflecting the strong economic recovery in the region.

Distribution changes take effect

Navigator sales were £161 million lower (3Q09: £322 million) following a rationalisation of our distribution partnerships in Singapore.  However, funds under administration increased by 20% to £956 million (3Q09: £794 million).

General insurance: attracting online customers

Our online general insurance business in Singapore continues to offer an attractive proposition for customers there and has recorded sales of over £4 million since its launch on 9 April.

Strong growth in health business

Health business increased 39% to £50 million (3Q09:  £36 million), mainly due to a successful marketing campaign in Singapore.

Outlook

We are well-positioned to continue strong growth in both volumes and margins in our Asia Pacific business.  We are exiting Taiwan as we do not believe we can meet our target financial returns in this market.

Aviva Investors
-      Net funded external sales of £1.8 billion  (3Q09: £2.4 billion)
-      Further £1.6 billion of unfunded sales
-      Fee rates on gross external sales up 55% at end 3Q10 versus FY09
-      Improvements in client service rankings
-      Investment performance ahead of target

Fee income up 8%

Over the last year we have re-oriented our business, moving away from low margin liquidity funds towards more durable, higher margin funds and, as a result, the average fee rate has risen steadily each quarter.  At the end of the third quarter fee rates (including performance fees) on gross external sales were up 55% compared to the full year 2009.

Total fee income for the period (excluding River Road acquisition and Poland*) rose 8% against the same period last year, with revenues also benefiting from growth in key equity, real estate and bond markets.

Momentum continues in external sales

We have seen encouraging growth in momentum in net funded external sales (excluding liquidity funds) which totalled £836 million in the third quarter against £793 million for the six months to the end of June.

Total net funded external sales for the period were £1.8 billion (3Q09: £2.4 billion), of which £0.2 billion (3Q09: £2.8 billion) were into our liquidity fund range.

In addition we secured a further £1.6 billion of unfunded net external sales.  Substantial wins in our Guaranteed Managed Solutions (GMS) product in the US - with mandates totalling over £370 million in September alone - helped toincrease assets under management in GMS to £500 million, with a strong pipeline of further opportunities developing.  GMS was developed in partnership with Aviva USA and is an important product for both companies.

Overall client service rankings improved

We saw further improvements in client service rankings for Aviva UK and for UK/European Financial Institutions in 2010, although rankings in UK Pensions slipped slightly in comparison with 2009.

Investment performance ahead of target

Investment performance was slightly ahead of target with 68% of funds beating their benchmark (where these are specified) against a target of 67%.

While investment performance remains positive generally, we have seen a decline in performance in some strategies in recent months which may dampen performance fee income at the full year.

Outlook

We have made strong progress in the development of our global infrastructure and are seeing encouraging signs of traction in our business model, which is focused on delivering strong growth in third party business.

We will continue to pursue this strategy aggressively over the remainder of 2010 and into 2011.

* 2009 comparators do not include income and revenue relating to the acquisition of River Road Asset Management in February 2010 and the inclusion in 2010, for the first time, of our Polish Mutual Fund business.

Capital Management

Aviva's capital management centres on capital efficiency and effective risk management.  In managing capital we seek to allocate capital rigorously across the group, to drive profitable growth and shareholder distributions.

Capital generation

The group continues to focus on the active management of the generation and utilisation of capital. We remain on track to generate £1.5 billion of operational capital by the end of the year, a 50% increase compared with 2009.

IGD solvency

Our capital position remains strong. The estimated group regulatory capital surplus position based on the EU Insurance Groups Directive was £3.6 billion as at 30 September 2010 (30 June 2010: £3.8 billion), after accounting for the 2010 interim dividend of £0.2 billion (net of scrip).

Sovereign debt

Our shareholder asset exposure (net of minorities) to debt securities of the governments of Greece, Spain and Portugal (including local authorities and agencies) at 30 September 2010 was £0.4 billion.

Net asset value

The Group's estimated net asset value per share on an IFRS basis increased to 414 pence at 30 September 2010 (30 June 2010: 394 pence), primarily driven by profits in the quarter.  This would increase to 424 pence on a pro forma basis with the inclusion of a one-off benefit of around £275 million as a result of the closure of the UK final salary pension scheme.  The estimated net asset value per share on an MCEV basis has also increased to 487 pence (30 June 2010: 461 pence) which would be 497 pence on a pro forma basis with the inclusion of the benefit from the pension scheme closure. These figures do not include the impact of the interim dividend declared in August 2010.

Notes to editors

Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2009.

Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £45.1 billion and funds under management of £379 billion at 31 December 2009.

* Based on 2009 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.86 (9 months to 30 September 2009: 1 euro = £0.88) and £1 = US$1.54 (9 months to 30 September 2009: £1 = US$1.54).

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Definition: Present value of new business premiums (PVNBP)

PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

Cautionary statements:

This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 30 March 2010. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.

Registered office

St Helen's

1 Undershaft

London

EC3P 3DQ

Statistical supplement

Contents

Analyses

1.    Geographical analysis of life, pension and investment sales

2.    Product analysis of life, pension and investment sales

3.    Internal rate of return and payback period

4.    Analysis of sales via bancassurance channels

5.    Trend analysis of PVNBP - cumulative

6.    Trend analysis of PVNBP - discrete

7.    Trend analysis of general insurance net written premiums - cumulative and discrete

8.    Geographical analysis of regular and single premiums - life and pensions sales

9.    Geographical analysis of regular and single premiums - investment sales

10.  Europe analysis of bancassurance and retail sales

1 - Geographical analysis of life, pension and investment sales

	Present value of new business premiums1
	9 months 2010 £m	9 months 2009 £m	% Growth
			Sterling	Local2 currency
Life and pensions business

United Kingdom	7,631	6,664	15%	15%

France	3,869	3,540	9%	13%
Ireland	680	690	(1) %	2%
Italy	3,793	2,849	33%	38%
Poland	469	743	(37) %	(40) %
Spain	1,447	1,642	(12) %	(9) %
Other Europe	382	306	25%	22%
Aviva Europe	10,640	9,770	9%	12%
Delta Lloyd3	2,462	2,835	(13) %	(10) %
Europe	13,102	12,605	4%	7%

North America	3,668	3,742	(2) %	(2) %

China	321	251	28%	27%
Hong Kong	117	74	58%	58%
India	81	61	33%	25%
Singapore	250	123	103%	91%
South Korea	270	209	29%	15%
Other Asia	114	70	63%	52%
Asia Pacific	1,153	788	46%	39%
Australia	-	261	(100) %	(100) %

TOTAL LIFE AND PENSIONS	25,554	24,060	6%	7%
Investment sales4

United Kingdom	1,237	631	96%	96%

Aviva Europe	951	624	52%	57%
Delta Lloyd3	483	684	(29) %	(27) %
Europe	1,434	1,308	10%	13%

Australia (Aviva Investors)	207	122	70%	41%
Singapore	161	322	(50) %	(53) %
Asia Pacific	368	444	(17) %	(25) %
Australia	-	659	(100) %	(100) %

Total investment sales	3,039	3,042	-	(5) %

TOTAL LONG-TERM SAVINGS SALES	28,593	27,102	6%	6%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.

3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

2 - Product analysis of life, pension and investment sales

	Present value of new business premiums1
	9 months 2010 £m	9 months 2009 £m	% Growth
			Sterling	Local2 currency
Life and pensions business

Pensions	3,028	2,893	5%	5%
Annuities	2,291	1,249	83%	83%
Bonds	1,277	1,602	(20)%	(20)%
Protection	737	707	4%	4%
Equity release	298	213	40%	40%
United Kingdom	7,631	6,664	15%	15%

Pensions	1,063	1,573	(32)%	(31)%
Savings	8,782	7,386	19%	23%
Annuities	56	54	4%	8%
Protection	739	757	(2)%	1%
Aviva Europe	10,640	9,770	9%	12%
Delta Lloyd3	2,462	2,835	(13)%	(10)%
Europe	13,102	12,605	4%	8%

Life	782	575	36%	36%
Annuities	2,886	3,167	(9)%	(9)%
Funding agreements	-	-	-	-
North America	3,668	3,742	(2)%	(2)%

Asia Pacific4	1,153	788	46%	39%
Australia	-	261	(100)%	(100)%

TOTAL LIFE AND PENSIONS	25,554	24,060	6%	7%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.

3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

4. Asia Pacific excludes the Australian life business that was sold on 1 October 2009

3 - Internal rate of return and payback period

	9 Months 2010 IRR %	6 months 2010 IRR %	12 Months 2009 IRR %	9 Months 2010 Payback period years	6 Months 2010 Payback period years	12 Months 2009 Payback period years
United Kingdom	15%	15%	14%	7	7	8
Aviva Europe	12%	12%	13%	8	8	7
Delta Lloyd	6%	5%	6%	18	19	33
North America	14%	14%	7%	4	4	14
Asia Pacific1	10%	10%	6%	12	12	25
Australia	-	-	11%	-	-	8
Total	12.2%	12.0%	10.0%	8	8	14

1. Asia Pacific excludes the Australian life business that was sold on 1 October 2009

4 - Analysis of sales via bancassurance channels

	Present value of new business premiums1
	9 months 2010 £m	9 months 2009 £m	Sterling growth	Local currency growth2
Bancassurance

United Kingdom - RBS	756	972	(22)%	(22)%

France - Credit du Nord	986	886	11%	15%

Ireland - Allied Irish Bank	328	302	9%	12%

UniCredit Group	1,961	1,283	53%	58%
Eurovita	601	412	46%	51%
Unione di Banche	934	886	5%	9%
Other	175	86	103%	113%
Italy	3,671	2,667	38%	43%

Poland	32	16	100%	88%

Bancaja	363	354	3%	6%
Caixa Galicia	151	146	3%	7%
Unicaja	370	617	(40)%	(38)%
Caja España	249	213	17%	21%
Other	169	145	17%	21%
Spain	1,302	1,475	(12)%	(9)%

Other Europe	115	38	203%	195%

Aviva Europe	6,434	5,384	20%	24%

Delta Lloyd 3- ABN Amro	315	330	(5)%	(1)%

Europe	6,749	5,714	18%	22%

North America	-	-	-	-

Asia Pacific	607	357	70%	62%

Total life and pensions	8,112	7,043	15%	18%

Investment sales4

United Kingdom - RBS5	292	128	128%	128%

TOTAL BANCASSURANCE SALES	8,404	7,171	17%	20%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.

3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

4. Investment sales are calculated as new single premium plus annualised value of new regular premiums.

5. Regular premium sales for the 9 months to 30 September 2010 have been capitalised using a weighted average capitalisation factor of 3.2. As such, regular premium sales have produced an overall contribution to investment sales of £174 million.

Page 18

5  - Trend analysis of PVNBP - cumulative

	Present value of new business premiums1
	1Q09 YTD £m	2Q09 YTD £m	3Q09 YTD £m	4Q09 YTD £m	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	% Growth on 3Q09 sterling
Life and pensions business

Pensions	989	2,089	2,893	3,752	941	2,061	3,028	5%
Annuities	475	833	1,249	1,897	877	1,603	2,291	83%
Bonds	713	1,219	1,602	2,024	412	828	1,277	(20)%
Protection	245	461	707	965	231	507	737	4%
Equity release	83	133	213	276	96	195	298	40%
United Kingdom	2,505	4,735	6,664	8,914	2,557	5,194	7,631	15%

France	1,270	2,440	3,540	4,891	1,550	2,827	3,869	9%
Ireland	187	426	690	1,072	247	476	680	(1)%
Italy	1,136	2,198	2,849	3,607	1,567	3,052	3,793	33%
Poland	351	554	743	1,079	206	319	469	(37)%
Spain	737	1,245	1,642	2,454	590	1,060	1,447	(12)%
Other Europe	112	208	306	420	125	258	382	25%
Aviva Europe	3,793	7,071	9,770	13,523	4,285	7,992	10,640	9%
Of which: Bancassurance	2,243	4,093	5,384	7,146	2,611	4,916	6,434	20%
Retail	1,550	2,978	4,386	6,377	1,674	3,076	4,206	(4)%
Aviva Europe	3,793	7,071	9,770	13,523	4,285	7,992	10,640	9%

Delta Lloyd 2	942	1,780	2,835	3,665	883	1,732	2,462	(13)%
Europe	4,735	8,851	12,605	17,188	5,168	9,724	13,102	4%

North America	1,929	3,189	3,742	4,545	997	2,334	3,668	(2)%

Asia Pacific3	325	532	788	1,095	409	794	1,153	46%
Australia4	75	166	261	261	-	-	-	(100)%

Total life and pensions	9,569	17,473	24,060	32,003	9,131	18,406	25,554	6%

Investment sales5	744	1,948	3,042	3,872	1,043	2,192	3,039	(0)%

Total long term saving sales	10,313	19,421	27,102	35,875	10,174	20,238	28,593	6%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

3. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

4. Australian life business sold on 1 October 2009

5 Asia Pacific excludes the Australian life business that was sold on 1 October 2009

6 - Trend analysis of PVNBP - discrete

	Present value of new business premiums1
	1Q09 £m	2Q09 £m	3Q09 £m	4Q09 £m	1Q10 £m	2Q10 £m	3Q10 £m
Life and pensions business
Pensions	989	1,100	804	859	941	1,120	967
Annuities	475	358	416	648	877	726	688
Bonds	713	506	383	422	412	416	449
Protection	245	216	246	258	231	276	230
Equity release	83	50	80	63	96	99	103
United Kingdom	2,505	2,230	1,929	2,250	2,557	2,637	2,437

France	1,270	1,170	1,100	1,351	1,550	1,277	1,042
Ireland	187	239	264	382	247	229	204
Italy	1,136	1,062	651	758	1,567	1,485	741
Poland	351	203	189	336	206	113	150
Spain	737	508	397	812	590	470	387
Other Europe	112	96	98	114	125	133	124
Aviva Europe	3,793	3,278	2,699	3,753	4,285	3,707	2,648
Of which: Bancassurance	2,243	1,850	1,291	1,762	2,611	2,305	1,518
Retail	1,550	1,428	1,408	1,991	1,674	1,402	1,130
Aviva Europe	3,793	3,278	2,699	3,753	4,285	3,707	2,648

Delta Lloyd 2	942	838	1,055	830	883	849	730
Europe	4,735	4,116	3,754	4,583	5,168	4,556	3,378

North America	1,929	1,260	553	803	997	1,337	1,334

Asia Pacific3	325	207	256	307	409	385	359
Australia	75	91	95	-	-	-	-

Total life and pensions	9,569	7,904	6,587	7,943	9,131	8,915	7,508

Investment sales4	744	1,204	1,094	830	1,043	1,149	847

Total long term saving sales	10,313	9,108	7,681	8,773	10,174	10,064	8,355

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

3 Asia Pacific excludes the Australian life business that was sold on 1 October 2009

4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

7 - Trend analysis of general insurance net written premiums - cumulative and discrete

Net written premiums
								Growth on 3Q09
	1Q09 YTD £m	2Q09 YTD £m	3Q09 YTD £m	4Q09 YTD £m	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	Sterling %	Local currency %
UK*	1,131	2,298	3,319	4,298	1,090	2,241	3,412	3%	3%
Aviva Europe	610	1,061	1,435	1,883	597	1,068	1,468	2%	6%
Delta Lloyd	353	677	926	1,163	367	707	926	-	3%
North America	360	889	1,351	1,800	397	996	1,480	10%	(3)%
Asia Pacific	13	22	36	49	14	32	50	39%	35%
Total net written premiums	2,467	4,947	7,067	9,193	2,465	5,044	7,336	4%	2%

*UK analysed as:

UK GI	996	2,049	2,986	3,866	913	1,942	2,992	-	-
Health	98	207	291	387	107	223	335	15%	15%
Aviva Re	37	42	42	45	70	76	85	102%	102%
UK	1,131	2,298	3,319	4,298	1,090	2,241	3,412	3%	3%

Net written premiums
								Growth on 2Q10
	1Q09 Discrete £m	2Q09 Discrete £m	3Q09 Discrete £m	4Q09 Discrete £m	1Q10 Discrete £m	2Q10 Discrete £m	3Q10 Discrete £m	Sterling %
UK*	1,131	1,167	1,021	979	1,090	1,151	1,171	2%
Aviva Europe	610	451	374	448	597	471	400	(15)%
Delta Lloyd	353	324	249	237	367	340	219	(36)%
North America	360	529	462	449	397	599	484	(19)%
Asia Pacific	13	9	14	13	14	18	18	-
Total net written premiums	2,467	2,480	2,120	2,126	2,465	2,579	2,292	(11)%

*UK analysed as:

UK GI	996	1,053	937	880	913	1,029	1,050	2%
Health	98	109	84	96	107	116	112	(3)%
Aviva Re	37	5	-	3	70	6	9	50%
UK	1,131	1,167	1,021	979	1,090	1,151	1,171	2%

8 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums							Single premiums
	9 months 2010 £m	Local currency growth	WACF	Present value £m	9 months 2009 £m	WACF	Present value £m	9 months 2010 £m	9 months 2009 £m	Local currency growth

Pensions	315	3%	4.7	1,488	305	4.9	1,481	1,540	1,412	9%
Annuities	-	-	-	-	-	-	-	2,291	1,249	83%
Bonds	-	-	-	-	-	-	-	1,277	1,602	(20)%
Protection	112	(2)%	6.6	737	114	6.1	698	-	9	(100)%
Equity release	-	-	-	-	-	-	-	298	213	40%
United Kingdom	427	2%	5.2	2,225	419	5.2	2,179	5,406	4,485	21%

France	68	13%	7.4	500	63	6.8	428	3,369	3,112	12%
Ireland	46	(8)%	4.4	204	52	4.5	232	476	458	8%
Italy	44	(51)%	5.2	228	92	6.6	610	3,565	2,239	65%
Poland	39	(34)%	9.8	384	56	11.1	622	85	121	(34)%
Spain	80	(2)%	5.6	450	85	6.0	512	997	1,130	(9)%
Other Europe	60	(5)%	5.1	307	61	4.5	273	75	33	127%
Aviva Europe	337	(16)%	6.2	2,073	409	6.5	2,677	8,567	7093	25%
Delta Lloyd 1	135	(9)%	8.9	1,206	153	9.7	1,481	1,256	1,354	(4)%
Europe	472	(14)%	6.9	3,279	562	7.4	4,158	9,823	8,447	20%

North America	75	17%	10.4	778	64	8.9	568	2,890	3,174	(9)%

Asia Pacific2	178	29%	4.4	788	130	4.6	601	365	187	89%
Australia	-	(100)%	-	-	48	4.1	198	-	63	(100)%

TOTAL LIFE AND PENSIONS	1,152	(6)%	6.1	7,070	1,223	6.3	7,704	18,484	16,356	15%

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

2 Asia Pacific excludes the Australian life business that was sold on 1 October 2009

9 - Geographical analysis of regular and single premiums - investment sales

	Regular2			Single			PVNBP
	9 months 2010 £m	9 months 2009 £m	Local currency growth	9 months 2010 £m	9 months 2009 £m	Local currency growth	Local currency growth
Investment sales

United Kingdom	59	49	20%	1,058	568	86%	96%

Aviva Europe	4	4	-	947	620	57%	57%
Delta Lloyd1	-	-	-	483	684	(27)%	(27)%
Europe	4	4	-	1,430	1,304	13%	13%

Australia (Aviva Investors)	-	-	-	207	122	41%	41%
Singapore	-	-	-	161	322	(53)%	(53)%
Asia Pacific	-	-	-	368	444	(25)%	(25)%
Australia3	-	-	-	-	659	(100)%	(100)%

TOTAL INVESTMENT SALES	63	53	19%	2,856	2,975	(8)%	(5)%

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses.

2.   UK regular premium sales include ISAs and Unit Trusts which are sold through our JV arrangement with RBS which are capitalised. Regular premium sales for the 9 months to 30 September 2010 totalled £54.4m and have been capitalised using a weighted average capitalisation factor of 3.2 . As such, regular premium sales have produced an overall contribution to investment sales of £174 million out of the UK investment sales of £1,237 million.
3.  Australian life business sold on 1 October 2009

10 - Europe analysis of bancassurance and retail sales

Cumulative	Bancassurance				Retail				Total
	9 months 2010 £m	9 months 2009 £m	Local currency growth	9 months 2010 £m	9 months 2009 £m	Local currency growth	9 months 2010 £m	9 months 2009 £m	Local currency growth
Life and pensions
France	986	886	15%	2,883	2,654	12%	3,869	3,540	13%
Ireland	328	302	12%	352	388	(6)%	680	690	2%
Italy	3,671	2,667	43%	122	182	(31)%	3,793	2,849	38%
Poland	32	16	88%	437	727	(43)%	469	743	(40)%
Spain	1,302	1,475	(9)%	145	167	(10)%	1,447	1,642	(9)%
Other Europe	115	38	195%	267	268	(3)%	382	306	22%
Aviva Europe	6,434	5,384	24%	4,206	4,386	(2) %	10,640	9,770	12%

Discrete quarter	Bancassurance		Retail		Total
	3Q 2010 £m	2Q 2010 £m	3Q 2010 £m	2Q 2010 £m	3Q 2010 £m	2Q 2010 £m
Life and pensions
France	274	319	768	958	1,042	1,277
Ireland	96	115	108	114	204	229
Italy	710	1,419	31	66	741	1,485
Poland	26	3	124	110	150	113
Spain	365	407	22	63	387	470
Other Europe	47	42	77	91	124	133
Aviva Europe	1,518	2,305	1,130	1,402	2,648	3,707

End

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 2 November 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary